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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 5 2011
DIVISION OF MARKET REGULATION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVE. NW; SUITE 1001
(No. and Street)

WASHINGTON	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Johnson (202) 223-3920
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doeren Mayhew
(Name - *if individual, state last, first, middle name*)

755 West Big Beaver Rd., Ste. 2300	Troy	Michigan	48084-0231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessio

11023034

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public

SHASHI BHAGAT
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires January 1, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2010

CONTENTS

DOEREN MAYHEW
Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors and Stockholder
of **Callahan Financial Services, Inc.**

We have audited the accompanying balance sheet of Callahan Financial Services, Inc. (the "Company"), as of October 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Callahan Financial Services, Inc. as of October 31, 2009, were audited by other auditors whose report dated December 28, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

755 West Big Beaver Road Suite 2300 Troy, Michigan 48084-0231 Phone 248.244.3000 Fax 248.244.3090 www.doeren.com

A Professional Corporation
Internationally Moore Stephens Doeren Mayhew

Our audit of the 2010 financial statements was conducted for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedules of the Company as of October 31, 2010: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic 2010 financial statements taken as a whole.

Doeren Mayhew

DOEREN MAYHEW

December 29, 2010
Troy, Michigan

CALLAHAN FINANCIAL SERVICES, INC.

BALANCE SHEETS

ASSETS

	October 31, 2010	2009
Cash and cash equivalents (notes 1 and 3)	$ 205,832	$ 61,645
Account receivable		
Related party (note 4)	29,442	19,904
Other	8,000	-
Investment in limited liability limited partnership (note 2)	10,100	10,100
Equity in undistributed earnings from limited liability limited partnership (note 2)	(10,100)	24,549
Other assets	3,162	3,139
Total assets	$ 246,436	$ 119,337

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Liabilities		
Account payable - related party (note 4)	$ 35,162	$ -
Accrued expenses	18,455	22,153
Total liabilities	53,617	22,153
Stockholder's Equity		
Capital stock, no par value; $150 stated value; 100 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	403,656	376,356
Accumulated deficit	(225,837)	(294,172)
Total stockholder's equity	192,819	97,184
Total liabilities and stockholder's equity	$ 246,436	$ 119,337

See accompanying notes to financial statements

CALLAHAN FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

	Year Ended October 31, 2010	Year Ended October 31, 2009
Income		
Earnings (loss) in limited partnership	$ (10,100)	$ 24,549
Reimbursements for operating expenses (note 4)	618,156	566,041
Interest income	123,047	2,500
Total income	731,103	593,090
Expenses		
Contract services	584,113	523,378
Regulatory and compliance	18,072	16,777
Other	15,972	25,886
Total expenses	618,157	566,041
Income Before Income Taxes	112,946	27,049
Income Taxes	27,300	9,738
Net Income	$ 85,646	$ 17,311

See accompanying notes to financial statements

CALLAHAN FINANCIAL SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2010 AND 2009

	Number of Shares	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - November 1, 2008	100	$ 15,000	$ 366,618	$ (297,515)	$ 84,103
Cash dividends paid	-	-	-	(13,968)	(13,968)
Capital contribution	-	-	9,738	-	9,738
Net income	-	-	-	17,311	17,311
Balance - October 31, 2009	100	15,000	376,356	(294,172)	97,184
Cash dividends paid	-	-	-	(17,311)	(17,311)
Capital contribution	-	-	27,300	-	27,300
Net income	-	-	-	85,646	85,646
Balance - October 31, 2010	100	$ 15,000	$ 403,656	$ (225,837)	$ 192,819

See accompanying notes to financial statements

CALLAHAN FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended October 31, 2010	Year Ended October 31, 2009
Cash Flows From Operating Activities:		
Net income	$ 85,646	$ 17,311
Adjustments:		
Loss (earnings) from limited partnership	10,100	(24,549)
Changes in assets and liabilities:		
Decrease (increase) in accounts receivable		
Related party	(9,538)	12,918
Other	(8,000)	-
Decrease (increase) in other assets	(23)	9,189
Increase in accounts payable - related party	35,162	-
Decrease in accrued expenses	(3,698)	(2,340)
Net cash provided from operating activities	109,649	12,529
Cash Flows From Investing Activities:		
Distributions received from limited partnership	24,549	13,968
Cash Flows From Financing Activities:		
Capital contribution	27,300	9,738
Dividends paid to parent	(17,311)	(13,968)
Net cash provided from (used in) financing activities	9,989	(4,230)
Net Increase in Cash and Cash Equivalents	144,187	22,267
Cash and Cash Equivalents - Beginning	61,645	39,378
Cash and Cash Equivalents - Ending	$ 205,832	$ 61,645

Schedule of Noncash Financing Activities

	2010	2009
Noncash capital contribution	$ 27,300	$ 9,738

See accompanying notes to financial statements

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Callahan Financial Services, Inc. ("the Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15 percent ownership interest) in Callahan Credit Union Financial Services LLLP ("the Partnership" or "CUFSLP," see Note 3). The Partnership was organized to serve as the administrator of the Trust for Credit Unions ("the Trust"), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as the distributor of the units of the portfolios of the Trust. The Company is a wholly owned subsidiary of Callahan & Associates, Inc.

In addition to the reimbursed operating expenses, another source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust.

Administration Fees

The Partnership earns a fee for its service as administrator of the Trust for Credit Unions. Per the Trust for Credit Unions prospectus, administration fees as a percentage of the portfolio average daily net assets are as follows: 0.10% for the Money Market Portfolio; 0.05% for the Ultra-Short Duration Government Portfolio; and 0.05% for the Short Duration Portfolio.

Effective February 1, 2009, CUFSLP voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 0.05% of the first $300 million of average daily net assets, 0.04% of the next $700 million of average daily net assets, 0.03% of the next $1 billion of average daily net assets, and 0.02% of average daily net assets over $2 billion. From July 1, 1997 to January 31, 2009, CUFSLP voluntarily agreed to limit its administration fees with respect to the Money Market Portfolio to 0.02% of the Portfolio's average daily net assets. The cumulative results of these actions resulted in fee waivers of approximately $212,400 in 2010 and $795,100 in 2009 related to the Money Market Portfolio.

Note 1 - Nature of Business and Significant Accounting Policies - Continued

Administration Fees - Continued

The administration fee for the Ultra-Short Duration Government Portfolio is paid at an annual rate of 0.05% of average daily net assets of the Ultra-Short Duration Government Portfolio of the Trust.

The administration fee of the Short Duration Portfolio is paid at an annual rate of 0.05% of the average daily net assets of the Short Duration Portfolio of the Trust.

Administrator

BNY Mellon is the provider of key administrative services for the Trust, including custody, transfer agent and regulatory administration. Goldman, Sachs & Co.'s role is solely as an investment adviser to the Trust.

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting, whereby, revenue is recognized when earned and expenses are recognized when incurred.

The Company is currently operating under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC Broker/Dealers operating under the provisions of Paragraph (k)(1) and are exempted from the requirement to make the reserve computations under Rule 15c3-3.

Note 1 - Nature of Business and Significant Accounting Policies - Continued

Income Taxes

The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return. During the years ended October 31, 2010 and 2009, the Company settled $27,300 and $9,738 of income taxes payable to its parent company, Callahan & Associates, Inc., by the parent contributing the payable to the Company as contributed capital.

Investment and Earnings in Limited Liability Limited Partnership

The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respective percentage of earnings in the limited liability limited partnership.

When a general partner controls a limited partnership and the limited partners have certain rights, a sole general partner in a limited partnership would be presumed to control that limited partnership, and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership unless the presumption of the general partner's control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive, and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Note 1 - Nature of Business and Significant Accounting Policies - Continued

Cash and Cash Equivalents

Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Reimbursements for Operating Expenses

Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company is required to reflect these reimbursements received for expenses incurred as revenue in the statement of income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Investment in Limited Liability Limited Partnership

The Company initially acquired a 15 percent interest in the Partnership for an investment of $100. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Note 2 - Investment in Limited Liability Limited Partnership - Continued

Individual capital accounts are maintained for each partner of the Partnership. Earnings and losses of the Partnership are generally allocated among the partners as follows: A) general partner - 15%; B) Class A limited partners - 80%; and C) Class B limited partner - 5%. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, through July 2008, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net income in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership will not be making a distribution related to 2010.

During fiscal year 1991 and in accordance with the approval of the Class A limited partners, Callahan & Associates, Inc. purchased the Class B limited partner's interest in the Partnership. This interest was purchased for its original face value of $10,000 from the original Class B limited partner. This Class B interest was contributed to the Company and increased its total partnership interest in the Partnership to 20 percent. The Company owns both general partner and limited partner interests.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

Note 2 - Investment in Limited Liability Limited Partnership - Continued

The Partnership's condensed balance sheets as of October 31, 2010 and 2009, and condensed statements of income for the years ended October 31, 2010 and 2009, are as follows:

Condensed Balance Sheets

	October 31, 2010	October 31, 2009
Assets:		
Cash, cash equivalents and certificates of deposit	$ 393,496	$ 1,141,083
Loan receivable	151,800	-
Investment in loan participations	1,923,477	1,951,084
Investment in limited liability company	475,000	370,000
Other receivables and prepaids	65,546	75,205
Total assets	$ 3,009,319	$ 3,537,372
Liabilities:		
Accrued expenses and accounts payable	$ 204,275	$ 209,529
Distributions payable	-	122,743
Total liabilities	204,275	332,272
Partners' Capital:		
General partner	-	100
Class A limited partners	2,805,044	3,195,000
Class B limited partner	-	10,000
Total partners' capital	2,805,044	3,205,100
Total liabilities and partners' capital	$ 3,009,319	$ 3,537,372

Note 2 - Investment in Limited Liability Limited Partnership - Continued

Condensed Statements of Income

	Year Ended October 31, 2010	Year Ended October 31, 2009
Revenues	$ 643,844	$ 1,091,338
Expenses	1,043,900	968,595
Net income (loss)	$ (400,056)	$ 122,743

Note 3 - Related-Party Transactions

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the statements of income. Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2010 and 2009, were $618,156 and $566,041, respectively. The Partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $185,915 and $41,756 as of October 31, 2010 and 2009, respectively. The Company had investments in Goldman, Sachs & Co. mutual funds of $19,917 and $19,889 at October 31, 2010 and 2009, respectively. The Company had accounts receivable due from the Partnership of $29,442 and $19,904 at October 31, 2010 and 2009, respectively. The Company had accounts payable due to the Partnership of $35,162 and $-0- at October 31, 2010 and 2009, respectively.

Note 4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2010 and 2009, the Company's net capital totaled $151,817 and $39,094, respectively, which is in excess of its required capital of $5,000. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,000 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 35% and 57% at October 31, 2010 and 2009, respectively.

Note 5 - Subsequent Events

Management has performed an analysis of the activities and transactions subsequent to October 31, 2010 to determine the need for any adjustments to and/or disclosures within the audited financial statements as of and for the year ended October 31, 2010. Management has performed their analysis through December 29, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 31, 2010

NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	192,819
DEDUCTIONS AND/OR CHARGES		
Nonallowable assets:		
Investment in and receivable affiliates, subsidiaries, and associated partnerships		37,442
Other assets		3,162
Total deductions and/or charges		40,604
Net capital before haircuts on security positions		152,215
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
Other securities		398
NET CAPITAL	$	151,817
AGGREGATE INDEBTEDNESS		
TOTAL AGGREGATE INDEBTEDNESS	$	53,617
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness of $5,000 minimum)	$	5,000
EXCESS NET CAPITAL	$	146,817
EXCESS NET CAPITAL AT 1000% OF AGGREGATE INDEBTEDNESS	$	146,455
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		35%

There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X-17a-5 filing.

CALLAHAN FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 31, 2010

Callahan Financial Services, Inc. ("the Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.

DOEREN MAYHEW
Certified Public Accountants and Consultants

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. ("the Company"), a Delaware corporation, as of and for the year ended October 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

755 West Big Beaver Road Suite 2300 Troy, Michigan 48084-0231 Phone 248.244.3000 Fax 248.244.3090 www.doeren.com

A Professional Corporation
Internationally Moore Stephens Doeren Mayhew

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Doeren Mayhew

DOEREN MAYHEW

December 29, 2010
Troy, Michigan